EXHIBIT 28
                       (COLUMBUS ENERGY CORP. LETTERHEAD)




              FOR IMMEDIATE RELEASE - WEDNESDAY, FEBRUARY 12, 1997



Confirmation:   Michael Logan
                Columbus Energy Corp.
                (303) 861-5252


               COLUMBUS ENERGY CANCELS PLANNED RIGHTS OFFERING OF
       CONVERTIBLE PREFERRED; CITES DEBT REDUCTION AND IMPROVED CASH FLOW


     Denver, Colorado, February 12, 1997 -- Columbus Energy Corp. ("EGY") said today it has cancelled its previously announced plans to raise $10 million in equity through a subscription rights offering to its shareholders of 400,000 shares of Series A 7% Convertible Preferred Stock with a $25 per share redemption value. According to Harry A. Trueblood, Jr., President, the Company's Board of Directors during its regular quarterly meeting on February 11 voted to withdraw its previously filed registration statement covering the offering and will reconsider what additional funding, if any, might be required later during 1997 when more results from its budgeted $8 million drilling program are available.

     Trueblood said that several factors contributed to this decision which included significantly higher prices for natural gas and crude oil received over the past four months along with the increase in its natural gas production and sales revenues as a result of new gas wells completed during the past few months. These contributed to the significant reduction of its bank debt from $3.2 million at the end of the third quarter to $2.2 million as of its year end on November 30, 1996, and to only $1.6 million as of January 31, 1997, which payments were out of cash flow which has averaged about $600,000 per month during that five-month period.

     Also contributing to the Board's decision was an unexplained recent weakness in the price of Columbus' common shares when compared to that of its peers despite the fact that its 1996 U.S. only operations have yielded record results in terms of oil and gas sales, cash flow (in total and on a per share basis), and net earnings per share. The Board believed this would have forced pricing of convertibility ratio of the Preferred Shares at an unacceptable level, Trueblood added.

     Columbus is a U.S. independent energy company involved in the exploration, development and production of crude oil and natural gas and is listed on the American and Pacific Stock Exchanges under the trading symbol EGY.

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                                                                   EXHIBIT 28(a)


                       (COLUMBUS ENERGY CORP. LETTERHEAD)




                                February 12, 1997




VIA FEDERAL EXPRESS


Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Attention:  Ellie Quarles, Examiner

Re:  Columbus Energy Corp. ("Registrant")
     Registration Statement on Form S-2
     File No. 333-19643

Gentlemen:

Pursuant to Rule 477(a) of the Securities Act of 1933, the undersigned Registrant hereby requests withdrawal of the above Registration Statement on Form S-2. The Registrant has determined to request withdrawal because of a recent decline in the market price of the Registrant's common stock and a subsequent determination by its Board of Directors that the registration would not be in the best interests of its current stockholders. None of the securities covered by the registration statement have been offered or sold.

Please call me if you have any questions regarding this withdrawal request.

                                            Yours very truly,

                                            COLUMBUS ENERGY CORP.

                                            /s/ Harry A. Trueblood, Jr.
                                            ---------------------------
                                            Harry A. Trueblood, Jr.
                                            Chairman and President